UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: AngloGold Ashanti plc Publication of Annual General Meeting Results

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG

RESULT OF ANNUAL GENERAL MEETING 2024

Following its Annual General Meeting (“AGM”) held at 9:00am (Mountain Daylight Time) on Tuesday 28 May 2024, AngloGold Ashanti plc (the “Company” or “AngloGold Ashanti”) announces the results of the poll vote for each resolution set out in the notice of AGM published on 15 April 2024 (the “Notice of AGM”). The full text of the resolutions proposed at the AGM is included in the Notice of AGM.

All of the resolutions were passed as ordinary resolutions. A copy of the poll results for the AGM, along with the Notice of AGM, is available on the AngloGold Ashanti website at www.anglogoldashanti.com.

Resolution		Votes For[1]	%	Votes Against	%	Votes Withheld/ Abstentions[2]	Broker Non-Votes
1.	To receive the 2023 Annual Report and Accounts	310,840,109	99.99	32,290	0.01	1,174,419	6,446,280
2.	To approve the Director’s Remuneration Report	265,067,666	85.19	46,080,673	14.81	898,479	6,446,280
3.	To approve the Director’s Remuneration Policy[3]	294,659,361	94.75	16,310,923	5.25	1,076,534	6,446,280
4.	To elect Dr. Kojo Busia as a director	309,028,493	99.32	2,113,525	0.68	904,800	6,446,280
5.	To elect Mr. Alan Ferguson as a director	293,157,131	94.21	18,007,245	5.79	882,442	6,446,280
6.	To elect Mr. Albert Garner as a director	306,597,871	98.53	4,570,683	1.47	878,264	6,446,280
7.	To elect Mr. Ridwaan Gasant as a director	268,324,021	86.23	42,840,911	13.77	881,886	6,446,280
8.	To elect Mr. Scott Lawson as a director	310,426,865	99.76	733,822	0.24	886,131	6,446,280
9.	To elect Ms. Jinhee Magie as a director	311,079,310	99.97	82,448	0.03	885,060	6,446,280
10.	To elect Ms. Diana Sands as a director	311,026,764	99.96	137,913	0.04	882,141	6,446,280
11.	To elect Mr. Jochen Tilk as a director	295,177,001	94.88	15,913,577	5.12	956,240	6,446,280
12.	To elect Mr. Alberto Calderon as a director	311,064,649	99.97	95,881	0.03	886,288	6,446,280

13.	To elect Ms. Gillian Doran as a director	310,995,167	99.95	160,521	0.05	891,130	6,446,280
14.	To re-appoint PricewaterhouseCoopers LLP as statutory auditors of the Company	317,417,789	99.93	219,726	0.07	855,583	0
15.	To authorise the Audit and Risk Committee of the Company to determine the remuneration of the Company’s statutory auditors	310,955,543	99.93	213,929	0.07	877,346	6,446,280
16.	To ratify the appointment of PricewaterhouseCoopers Inc. as independent registered public accountants of the Company	317,366,267	99.91	271,882	0.09	854,949	0
17.	To authorise the Company to make political donations up to an aggregate limit of £100,000	220,504,551	70.87	90,628,965	29.13	913,302	6,446,280

1 Votes ‘for’ include those votes giving the Chair discretion.
2 For all relevant purposes votes which are “withheld” or “abstained” are not votes in law and are not counted in the calculation of the proportion of votes for and against each resolution.
3 For the purposes of s.430(2C) Companies Act 2006, the number of votes cast in relation to Resolution 3 was 318,493,098. This constitutes 75.77% of AngloGold Ashanti’s issued share capital as at the close of business on 24 May 2024 which was 420,337,540.

On 2 April 2024, the record date as set out in the Notice of AGM, there were 420,090,173 ordinary shares in issue. Shareholders are entitled to one vote per share on a poll.

ENDS
London, Denver, Johannesburg

29 May 2024
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@anglogoldashanti.com
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@anglogoldashanti.com
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 29 May 2024

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary